Exhibit 99.2

Denne melding til obligasjonseierne er kun utarbeidet på engelsk. For informasjon på norsk - vennligst kontakt Nordic Trustee AS

To the bondholders in each of:

ISIN:	NO 0010736481	- FRN Golar LNG Partners LP Senior Unsecured Bond Issue 2015/2020 (the “GOLP02 Bond Issue”)
ISIN:	NO 0010786056	- FRN Golar LNG Partners LP Senior Unsecured Bond Issue 2017/2021 (the “GOLP03 Bond Issue”)

Oslo, 20 May 2020

Notice of Effective Date

Nordic Trustee AS (the “Bond Trustee”) is the appointed bond trustee for the holders of the bonds (the “Bondholders”) in the above mentioned bond issues (together the “Bond Issues”) issued by Golar LNG Partners LP (the “Issuer”).

All capitalized terms used but not defined herein shall have the meaning assigned to them in each of the relevant bond agreements for (i) the bonds issued under the GOLP02 Bond Issue (the “GOLP02 Bonds”) made between the Bond Trustee and the Issuer on 20 May 2015 (the “GOLP02 Bond Agreement”) and (ii) the bonds issued under the GOLP03 Bond Issue (the “GOLP03 Bonds”) made between the Bond Trustee and the Issuer on 10 February 2017 (the “GOLP03 Bond Agreement”), respectively, and the amendment agreements for the GOLP02 Bond Agreement and the GOLP03 Bond Agreement dated 8 May 2020 (the “Amendment Agreements”).

As the conditions precedent for the amendments set out in Clause 4 of the Amendment Agreements are fulfilled, we may confirm that the Effective Date of the Amendment Agreements is 20 May 2020.

Yours sincerely

Nordic Trustee AS

PO Box 1470 Vika, N-0116 Oslo, Kronprinsesse Märthas Plass 1, Oslo, nordictrustee.com